 Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. and subsidiary Acasti Pharma Inc. to
Host Management Discussion Broadcast at 8:30 a.m. on Nov. 3rd

Laval, Québec, CANADA – November 1, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) and its subsidiary, Acasti Pharma Inc. (“Acasti”), will host a management discussion on developments at Acasti during a November 3rd Webex broadcast at 8:30 a.m. Eastern Daylight Time.

Management hosts will be Acasti President, Dr. Tina Sampalis and Chief Operating Officer, Pierre Lemieux as well as Neptune Vice-President, Administration & Finance, André Godin.

The discussion will centre on:

  Milestones at Acasti since the beginning of operations in August 2008
  Recent launch of Acasti’s new medical food called Onemia ™
  Other related topics.

Viewers can listen in to the Webex broadcast and/or submit questions by following the directions below:

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To join the online meeting
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1.	Go to https://intercallcanada.webex.com/intercallcanada/j.php?ED=147514522&UID=0&RT=NCMxMQ%3D%3D
2.	Enter your name and email address.
3.	Click "Join Now".
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TO SUBMIT EMAIL QUESTIONS BEFORE OR DURING THE BROADCAST SEND AN EMAIL TO:
x.harland@neptunebiotech.com
Please refer to the management discussion broadcast.

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To join the teleconference only
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Provide your phone number when you join the meeting to receive a call back. Alternatively, you can call:
Call-in toll-free number: 1-866-468-0803 (US/Canada)
Conference Code: 191 534 7247

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For assistance
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1.	Go to https://intercallcanada.webex.com/intercallcanada/mc
2.	On the left navigation bar, click "Support".

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	1 (888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.